How rockstars drive painting prices in this market

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Masterworks <notification@masterworks.com>
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Dear ,

Elizabeth Peyton's market has long been defined by one thing: her portraits of cultural icons. And recent sales have reinforced how powerful that segment remains.

One example: in 2003, her portrait of Liam Gallagher and Jarvis Cocker sold for $108k. When it resold in 2025, it achieved $1.6 million—a strong example of the potential appreciation for this style, which overall has grown 14.8% a year on average ('01–'25).

That kind of long-term appreciation reflects the consistency of demand for quality examples of her celebrity portraiture, which make up seven of her top ten auction results, featuring differences in scale.

That's why our new offering—an intimately scaled Kurt Cobain portrait from the same core period—is compelling. Cobain has become one of Peyton's commercially popular subjects, and a larger 1995 Kurt just set her latest auction record for $2.9M in November.

At a $1.16M offering size, this piece represents an accessible entry point into the segment that has driven some of her strongest long-term growth.

You can see the full offering here, and view the circular below.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
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